                                                      Filed Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Filed by Enzon Pharmaceuticals, Inc.

                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                       NPS Pharmaceuticals, Inc.

                                                   Commission File No. 000-12957


                               NPS Pharmaceuticals

                             Moderator: David Clark
                                February 27, 2003
                                   4:00 pm CT

Operator:             Good afternoon ladies and gentlemen. My name is Matthew
                      and I will be your conference facilitator. At this time, I would like to welcome everyone to NPS Pharmaceuticals
                      Fourth Quarter Operating Results conference call.

                      All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad.

                      If you would like to withdraw your question, press star then the number 2. Thank you. I would now like to turn the call over to David Clark, Vice President of Operations. Mr. Clark, you may begin your conference.

David Clark:          Thank you very much and good afternoon everyone. It's my
                      pleasure to welcome you to our conference call to update investors on current corporate activities and to report our fourth quarter operating results.

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                      Also participating on this call from NPS are Hunter
                      Jackson, Chairman, President, and CEO, and Morgan Brown, Corporate Controller and Senior Director of Financial Reporting.

                      And joining us from Enzon Pharmaceuticals is Arthur Higgins, Chairman and CEO. Arthur will be available to help answer questions regarding our proposed merger at the end of our prepared remarks.

                      I remind you all that our remarks this afternoon will include forward-looking statements. Such statements involve risks and uncertainties inherent to our business and actual results may differ materially from our projections.

                      Please consider cautionary statements made in our reports filed with the SEC and in today's press release reporting our year end results for a more complete statement of these risks.

                      If you don't have a copy of today's press release, you may call Patty Davies at 801-584-5440, and she will email a copy to you.

                      This call is being web cast and recorded for replay. Instructions for accessing archived versions of this call are found in today's press release and in the press release dated February 24, 2003 announcing this call. And they can also be obtained on the company's Web site at www.npsp.com.

                      I'd now like to turn the call over to Hunter Jackson.

Hunter Jackson:       Thank you Dave and good afternoon everyone. It's my
                      pleasure to speak with you today and to provide an update of recent company developments. I'll make a brief statement to summarize our press release from yesterday regarding PREOS and Cinacalcet and then I'll hand the call off to Morgan Brown for a report of our financial results.

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                      After Morgan's report, I'll take a few moments to address
                      the proposed merger of NPS and Enzon and then we'll be available for questions.

                      Yesterday in a press release and on a conference call, we reported that we had received preliminary data from investigators conducting the PaTH Study with PREOS.

                      The investigators have asked us not to disclose numeric results. But we've worked with them to make a statement that reflects the data and yet protects their ability to publish the results in a peer review journal and to present them at an appropriate scientific meeting.

                      The data from the first year of the study are in line with results seen in our one year phase II study and with those produced in previously completed studies of Lilly's FORTEO and Merck's Fosamax.

                      Importantly, bone quality data have also been gathered in the PaTH Study and we believe that these results when fully analyzed and interpreted will provide insights into the best therapeutic use of anabolic and antiresorptive therapies. We look forward to the complete report of data by the investigators later this year.

                      We also reported that our licensee Amgen has confirmed its intention to file an NDA for Cinacalcet in the second half of this year. This will be Amgen's first small molecule and NPS's first compound to be introduced into the marketplace.

                      We are very confident in Amgen's continued commitment to launch this first in class therapy in a timely and effective fashion. I'll now turn the call over to Morgan for our financial report.

Morgan Brown:         Thank you Hunter. As for our operating results, we
                      incurred a net operating loss for the fourth quarter of
                      25.4 million or 76 cents per share.

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                      Revenues for the quarter were $133,000 as compared to our
                      guidance of $140,000. I'll remind everyone that beginning in the third quarter of 2002 we have not recognized revenue under our research funding agreement with the government of Canada pursuant to the Technology Partnership Canada Program as a result of our ongoing negotiations with the government of Canada to amend certain provisions of our research funding agreement.

                      Based on the outcome of these negotiations, we may recognize the remaining approximate Canadian...

Operator:             Good afternoon. May I have your name please?

Morgan Brown:         ...may have the remaining approximate $900,000 under the
                      terms of this agreement.

                      We are confident we will reach a mutually acceptable solution to these discussions. We currently estimate the revenues for the first quarter of 2003 will be approximately $136,000.

                      Research and development expenses for the fourth quarter were 22.7 million and those are in line with our prior guidance of 22.5 to 24.5 million.

                      Our research and development expenses are primarily associated with the cost of conducting clinical trials for PREOS including the cost for our ongoing pivotal phase III trial, the cost for activities associated with the development of ALX-0600 and our costs related to the manufacturing of clinical and commercial supplies of PREOS in ALX-0600.

                      We currently estimate that research and development expenses for the first quarter of 2003 will be 27.5 to
                      30.5 million.

                      General and administrative expenses for the fourth quarter were 4.4 million -- close to our guidance of 3.5 to 4.0 million.
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                      Our general and administrative expenses continue to
                      increase as we increase our market development activities associated with PREOS. We expect the general and administrative expenses for the first quarter of 2003 will be 4.2 to 4.7 million.

                      Amortization of acquired intangibles was $331,000 for the fourth quarter and is expected to be approximately $345,000 for the first quarter of 2003.

                      Other income net was 1.8 million for the fourth quarter near our guidance of 1.3 to 1.7 million. We expect that other income net will be 1.4 to 1.8 million for the first quarter of '03.

                      As of December 31, 2002, we had 35.1 million shares outstanding and 234.5 million in cash, cash equivalents and marketable investment securities.

                      Quarter to quarter fluctuations may be significant for both revenues and expenses, but it is expected that cash and cash equivalents and marketable investment securities at December 31, 2003 will be approximately 95 to 105 million. This guidance reflects ongoing company operations including the plant's pace and scope of clinical trials in current and planned manufacturing arrangements for PREOS and ALX's expenses.

                      I will now turn the remainder of the call back to Hunter.

Hunter Jackson:       Thanks Morgan. I'd now like to take a moment to comment on our proposed merger with Enzon Pharmaceuticals.

                      Let me begin by saying that we believe this combination of companies is highly complementary and synergistic in that it creates and accelerates the realization of significant value for NPS and Enzon shareholders.

                      One of the most important aspects of this deal is the combination of current revenues from Enzon with the NPS product pipeline. Revenues in the combined company will allow us to expand and accelerate the progress of that pipeline. This will first be true for PREOS.
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                      For example, we'll be better able to pursue new studies
                      such as the male osteoporosis study planned to begin later this year.

                      The merged company will also be in a stronger position to negotiate the most valuable partnership for PREOS than with NPS as a standalone company.

                      As just one illustration of that, without the revenue and commercial base from Enzon, NPS is subject to the needs to partner for the short term financing event as opposed to focusing on maximizing value creation and retention from this important product.

                      Procuring more favorable terms could add significant financial impact for our shareholders. For example, an increase of just 5% in royalties or 10% in profit sharing obtained by the advantage of a stronger negotiating position would add significant value to the PREOS asset.

                      Of course, the commercial infrastructure in the combined company also makes us a much more credible co-marketing partner.

                      Beyond PREOS, the revenues of the combined company allow us to move other programs forward more aggressively and much more quickly than we presently can.

                      For example, while continuing to develop ALX-0600 in patients with short bowel syndrome, we also plan to begin a proof of concept study with ALX-0600 in patients with Crohn's Disease in the next quarter. That trial can now be pursued more robustly and with less execution risk. And we can now also plan trials in additional significant indications for 0600.

                      Beyond 0600 are a number of other very interesting product opportunities from our CNS portfolio of compounds and from those residing within the realm of our calcium receptor technology platform.
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                      There are also significant early stage technologies at
                      Enzon such as single chain antibodies and the pegulation technology that we plan to exploit as part of our combined research and development budget.

                      Of course one of the other most obvious synergies in this deal is the seamless fit of infrastructure between the two companies. Enzon was in the process of building out its research and development capabilities to bolster it's late stage clinical pipeline.

                      NPS has a performance proven research and development team and a deep pipeline that includes early to late stage products.

                      Similarly, NPS was in the very early stages of establishing its commercial organization while Enzon has an established sales and marketing infrastructure with an experienced commercial management team.

                      Enzon has recently acquired manufacturing facilities that produce finished liquid-filled [INAUDIBLE].

                      NPS recently secured large-scale contract manufacturing capacity to produce bulk drugs for PREOS and injectable products.

                      ALX-0600 I would remind you is also an injectable product.

                      Putting all of these assets together creates a company that is positioned to maximize a broad range of opportunities now and not piecemeal over time.

                      In short, this merger combines revenue, infrastructure and capabilities to accelerate and magnify the creation of value for NPS and Enzon shareholders.

                      The management teams and the employees of both companies are committed to a successful integration of our effort and to fulfilling the promise of this new enterprise.

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                      Arthur and I will now be happy to address your questions.

Operator:             If you have a question, please press star then the
                      number 1 on your telephone keypad.

                      We will pause for just a moment to compile the Q&A roster.

                      Your first question comes from Elise Wang with Salomon Smith Barney.

Elise Wang:           Hi. Thank you. Can you hear me?

Hunter Jackson:       Yes. Hi Elise.

Elise Wang:           Hi. Good to talk to you again. I was wondering, could you
                      elaborate, obviously with the guidance that you've now given us for this year which is for the standalone company, it sounds like the burn rate is actually in the order of about 130 to 140 million -- 135, 140.

                      That being the case, to put it in some perspective with the merger, obviously the intent is to try to accelerate the pipeline now. How much money do you anticipate it would take to do the kind of work that you like to do with PREOS?

                      And how would the burn rate, so to speak for the company, somewhat change in light of the fact that you're merging with Enzon in terms of the kind of work that you're doing now as a merged entity versus as a standalone, this coming year?

Hunter Jackson:       Well let me just address from the NPS point of view Elise, the expectation with regard to R&D.

                      We expect that the merged entity will be spending on the order of $150 million a year just on R&D. So obviously that signifies a significant - somewhere in the neighborhood of a 50% increase over our current effort in that area.

Elise Wang:           Okay.

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Hunter Jackson:       Without being too specific about particular applications,
                      the process of portfolio rationalization has not yet been completed. So I don't want to be - to identify particular programs in too much detail, but I did mention 0600 is an area where we think we could be doing much more and much more in parallel than we currently are.

                      We think that also additional clinical development and regulatory resources can and should be brought to bear on PREOS and insuring the timely and successful NDA process for that product.

                      And as I also mentioned, we think that there are opportunities within our CNS portfolio that currently are not being pursued at all.

Elise Wang:           Right. Coming back to PREOS just for a second, I think
                      when we had the opportunity to speak earlier, you mentioned the fact that in your, kind of budgeting efforts, you had calculated that it would take quite a bit of more money obviously to take PREOS to the commercialization step and I think you were stating somewhere in the order of about 200 million or so forth.

                      I just want to get a better sense of what that money would be spent on and what is the - what are some of the additional steps that you're anticipating that PREOS would require from a development as well as perhaps a manufacturing standpoint in terms of more specifics as to the funding requirements there?

Hunter Jackson:       With regard to the clinical development steps, Elise, let
                      me call on Tom Marriott, our VP of Clinical Development to specifically address that question for you.

Tom Marriott:         This is Tom. We have several obviously, things that are
                      ongoing with respect to the continuing development of PREOS. We have the phase III trial, the TOP Study that we'll finish in September.

                      We have an open label extension as part of that study that we'll continue treating patients for as long as 18 months beyond the end of the TOP Study.

                      We have the POWER Study which is the combination study with estrogen. We will finish the first year of treatment in that study in - at the end of September of this year. But in fact, the study is a three-year study where women will get up to 24 months of treatment with PREOS and then be followed in the third year continuing just on their estrogen replacement and calcium and vitamin D.

                      In addition, we intend to start a study in male osteoporosis to round out the PREOS clinical program.

                      In addition, we want to move ahead the ALX-0600 program much more rapidly than we have been able to in the past. So we're intending to start a study in Crohn's Disease, a pilot Phase II study in the second quarter of this year.

                      We continue to move the short bowel program ahead in both adults and [INAUDIBLE]. And there are certainly a couple of other programs that we would like to consider in the ALX-0600 program in terms of other clinical indications.

                      And then as Hunter indicated, we have a couple of small molecules that we have successfully gotten through Phase I clinical trials. And we've simply been waiting for additional resources to move them on into Phase II proof of concept studies.

Hunter Jackson:       Elise, I would also add on the manufacturing front that
                      there is more work that we would like to do to continue to improve the manufacturing process. And I'm referring specifically to the bulk manufacturing process that continue to improve yields, reduce cost of goods, also to develop alternative needle-less presentations.

                      So there's a great deal of work to be done. And it all adds value ultimately to the product.

Elise Wang:           Okay, so it's a matter of just being able to, as you've
                      outlined with all these different studies ongoing and some of the efforts, that you had originally planned in any event, that you're able to just pursue them more aggressively and potentially, I don't know, design the studies somewhat differently? Even in terms of size? Is that some of the advantages that you'll now have in the near term with this merger?

Hunter Jackson:       Yes, I think there is just regards - with regard to that
                      last comment, there is the ability now to, as I've said in the prepared remarks for example, to pursue the proof of concept study more robustly. I think you can translate that into larger size and somewhat more complicated design to examine, or look at, a wider variety of applications of the product in Crohn's Disease patients.

                      In terms of these all being things that we have planned, they are all things that we have wanted to do. But many of them, for example, in the CNS portfolio and simultaneous pursuit of other therapeutic indications around 0600, they are not things that are currently in the budget. We just don't have the resources for them.

Operator:             Your next question comes from Caroline Copithorne with
                      Morgan Stanley.

Caroline Copithorne:  Thank you. And I have a - I guess a somewhat related question on what the changes are when you look at in sort of an aggregate, what those three expectations were for spending, you know, over the next few years and then profits and revenues in future years?

                      And now we're looking at more spending. Is it - I guess, what's changed here? I mean we obviously have more spending now. Are our projections as a street outlook for profits and revenues too low if you're - for the returns you expect now on these increased investments up front?

Hunter Jackson:       Yes, I think they are Caroline. Exactly when those come on board though is an issue that we're not prepared to give you specific guidance on this afternoon. Obviously that depends on the program and the particular therapeutic application and study design and all that sort of thing.

                      The things that are on track and remain on track obviously are PREOS and Cinacalcet in terms of the expected time of marketing introductions. Those things

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                      don't change. But I think that you can expect the other
                      elements to both accelerate with the exception of short bowel syndrome, that's another one where I think that the timeline has been locked in by current activities. But all other elements, you could expect to both accelerate and increase in number. We expect a much higher level of clinical news flow for example, and ultimately product revenue from that increased effort.

Caroline Copithorne:  So just to summarize to make sure I understand, so the spending you're doing is now above - even on a standalone basis is now above what most of the street expected that you would also expect if these investments pay off as planned, that we'd have - that we'd also be underestimating here...

Hunter Jackson:       Yes.

Caroline Copithorne:  ...in terms of what you're going to be able to get?

Hunter Jackson:       Yes.

Caroline Copithorne:  Okay, thank you.

Operator:             Again, if you would like to ask a question, please press
                      star, then the number 1 on your telephone keypad.

                      Your next question comes from Marjorie Sennett.

Marjorie Sennett:     Hi. This is Marjorie Sennett.

Hunter Jackson:       Hi Marjorie.

Marjorie Sennett:     Good afternoon. I just had a follow-up question to Elise's question regarding the R&D spending and the acceleration of the NPS programs.

                      Looking at what sort of the average sell-side analyst expectations were for R&D spending for NPS and for Enzon next year, I don't see an increase in that budget. If my numbers are in the right ballpark, I think that the analysts were projecting about 120 million in R&D spending for NPS on average next year - for calendar year '03.

                      And for Enzon, I think it was in the range of 27 million or so which gets you pretty close to the 150 that you mentioned.

                      And so I just wanted to understand better, your comments regarding investment and accelerating some of the NPS R&D programs.

Arthur Higgins:       Marjorie, this is Arthur. I think a couple of things. One, we do have $150 million conservatively of R&D spend available to the company that can be prioritized to ensure it's being applied to those programs with the maximum value.

                      If you take the Enzon R&D fund going from this current level of approximately between 25 and 28 million, we already made it clear to our analysts that that was assuming we would spend additional clinical programs.

                      So we had some buffer in our own R&D budget that would have drawn our reserves towards the 35 million target. So there was some ability straight off the bat to reprioritize expenditure in the Enzon R&D that can be applied to NPS projects.

                      But perhaps most importantly, we now have collectively 150 million. And that comes back to our ability to ensure that money is being applied to the best elements of both portfolios.

                      So I think that's where you get the acceleration of R&D and also to be quite frank -- and I'm sure Hunter would confirm this -- the 120 million number would have been more difficult for NPS to sustain as a standalone. Whereas now the 150 with the combined company can comfortably support and see that increase in future years.

Hunter Jackson:       Marjorie, that 120 does reflect a more aggressive stance
                      as you say than the street was expecting. But it did not reflect what we've think is the full R&D effort that we can undertake in order to create maximum value.

                      Remember also that by the time this merger closes, we're looking at six months of increased spend. And I think you can look for a larger level in '04.

Marjorie Sennett:     Okay great. Thank you.

Hunter Jackson:       Thank you.

Operator:             Your next question comes from Adam Walsh with Jeffries &
                      Company.

Adam Walsh:           Hi, good afternoon. My question's regarding when we might
                      see the two year rat carcinogenicity data with PREOS? I believe we've been expecting that or we still are expecting that in the second quarter.

                      What are your expectations in terms of what we might see there? And, you know, how are you going about collecting that data? Did you look at 18 month data or not?

Hunter Jackson:       Let me just answer the question about when to expect data
                      first, Adam. You are correct in that the study ends - dosing in the study ends during the second quarter, specifically at the end of May. But at that time, the process of processing and reading all of the tissues from all of the animals begins. So we won't see a full data set from that study, I would estimate until, from a best estimate at this point is, September.

                      And then in terms of reporting those data, I think that we will need to evaluate at that time, competitive considerations as well as being sure that we don't run afoul with the agency in opening that up for open discussion prior to being able to fully discuss that with the FDA.

                      With regard to interim looks, we did take a look at 12 months as you may know. Animals were clean at that point with no evidence of osteosarcoma. We did not take an 18 month look. We will not take another look at the data until the study is completed. All of the tissues are being frozen and stored before analysis of the [INAUDIBLE]. The full study completes the end of May.

Adam Walsh:           Great. That's very helpful. Thank you.

Operator:             Your next question is a follow-up from Elise Wang.

Elise Wang:           Thanks for taking my follow-up question. Just to get
                      clarification on some of the logistics on guidance.
                      Obviously you've in the past and also just did now, give us guidance quarter by quarter. When can we expect to get guidance for the combined entity going forward?

                      And since I'm unfamiliar with what Enzon has typically done, what can we expect in terms about the level of guidance that we'll get for revenues and expenses and so forth?

Arthur Higgins:       Elise, clearly it's our intention, as we get closer to the close -- and the close is scheduled for May/June -- to provide better guidance.

                      As far as Enzon is concerned, we were - at earnings conference we give bottom line guidance and we also give guidance in terms of the various pockets of expenditure [INAUDIBLE] and R&D. I think you would assume that the level of transparency that both companies have shown in the past will continue and will be of assistance as people try and build their models on the combined company.

Elise Wang:           All right. And just to follow-up Arthur, in terms of the
                      level of guidance, do you give specific line items in terms of the products too, in terms of guidance?

Arthur Higgins:       Yes in terms of prior revenues we do.

Elise Wang:           Okay, great. Thank you.

Operator:             Your next question comes from Felicia Reed from Adams,
                      Harkness & Hill.

Felicia Reed:         Hi. Thanks for taking my question. Hunter, I know that
                      you've talked about revenue expected for the combined entity - 200 million and then 500 million by 2007. But can you talk a little bit about the PEG-INTRON product and Abelcet specifically relative to Roche coming in this year as a competitor to PEG-INTRON and then Abelcet's position relative to [INAUDIBLE].

                      I don't think I've heard you really talk about those two products and how you view them in the context of a competition and total revenue going forward.

Hunter Jackson:       Sure. Let me just say Felicia that the 500 in revenue that we were projecting for '07, that's roughly divided about
                      2/3 Enzon products and 1/3 NPS. That ratio would begin to change significantly then as we go forward from that time.

                      With regard to PEG-INTRON and Abelcet, it's a fundamental statement with regard to this combination. Let me say that as we looked at those we certainly ran sensitivity analyses on both of those products. I think that we have a pretty good understanding of the competitive landscape there. And it certainly is competitive, particularly in the anti-fungal area.

                      But let me just start by saying that the combined company -- and certainly NPS as it looked at this deal and the financial rationale for this deal -- we are not nearly as sensitive to the fluctuations in sharing marketshare to ultimate PEGASYS penetration as are investors in Enzon as a standalone company.

                      What's critical for us as one of the elements that Enzon brings to this combination is a very large and very stable revenue stream. The fluctuations within certain limits of that revenue stream are really not material to the ongoing operation and value creation within the new entity.

                      That being said, obviously PEGASYS is a real player in the [INAUDIBLE] market. I think new scrips reflect that it will take a significant marketshare.

                      On the other hand I think that it's clear that that market is stable to growing. I think there is lots of good reason to expect it to remain that way. Japan has yet to come on. I think that will be another major driver of the market starting late '04.

                      With regard to Abelcet, Amphotericin has maintained a niche in that anti-fungal marketplace for a long time. It is as you know, for end stage infection. And other competitors we think are unlikely to dislodge it from that space. And we think that there are some very clear strategies and very executable strategies for actually growing out the revenue from that at least over the next few years. Arthur, do you...

Arthur Higgins:       Yes, let me mention that our view which we continue to
                      hold is that while Roche will take share, we will expand the market. And the data today supports that hypothesis.
                      And I can share with you that as - their view of Schering
                      Plough as well.

                      As far as Abelcet in the anti-fungal marketplace, as Hunter alluded to, we did a lot of research to model the impact of newer entrants and are very much of the opinion that Abelcet will remain the cornerstone in the severe end of the anti-fungal marketplace where mortality is a key concern of the physician. And again, more recent market research that we have done confirms that fact.

                      So we have two what we believe, are very strong revenue drivers. And again, I would remind everybody, with very long patent lives. Both assets have very good time coverage to 2014 and indeed beyond that. So I think I concur with Hunter - we are being very optimistic about the progress of both assets.

Felicia Reed:         So just to follow-up, just as an example, if let's say
                      PEG-INTRON sales flattened out and Abelcet we saw maybe
                      10%, 20% growth annually, is that something that would get you to your guidance?

Arthur Higgins:       Actually the guidance requires a lot more modest
                      performance in Abelcet. It sort of assumes low - sort of mid-single digit growth in Abelcet and modest development of PEG-INTRON.

                      So again we tried to be conservative when we built our model. And again, you will find that that's the way we want to operate. And that's certainly the style that we had at Enzon which was to make sure that whatever commitments we gave to the marketplace we were comfortable were aggressive but could realistically be achieved.

                      And again, if you look at our prior record over the last six quarters, we've either met or exceeded consensus expectations.

Felicia Reed:         Thank you.

Operator:             Your next question comes from Jim Birchenough with Lehman
                      Brothers.

Jim Birchenough:      Hi guys. Thanks for taking the questions. First question
                      on manufacturing, there was some mention of Enzon's ability to manufacture liquid injectables. I'm just wondering if there's any potential therein to transfer fill and finish responsibilities from Vetter to Enzon?

Hunter Jackson:       Jim, as you know, the current presentation of the product
                      is as a [INAUDIBLE] product in a dual chamber [INAUDIBLE] which is the - that technology Vetter is the world's leader in.

                      But the capability that Enzon brings would be very useful to the company should we shift to a stable liquid presentation which is I think you also know, the presentation of FORTEO.

                      There are some advantages in that presentation, particularly from a cost of goods point of view. If we could take that under our control and not have to pay a third party to manufacture and not have to incur the additional expense of the dual chamber [INAUDIBLE] presentation that it would be a clear advantage.

                      Now that being said, let me also remind you that the cost of goods for this product are very low. They are well within the kind of range that you would expect for a small molecule orally available product, but particularly in the $7000 three-year price pack.

                      But with that being said, every increment in - in efficiency that we can [INAUDIBLE] the manufacturing process is additional revenue to the company.

                      So for that product, we think there is potential lastability. And beyond that, 0600 I would remind you is also an injectable product. We are working on devising the most advantageous presentation of that product. And it's certainly a stable liquid formulation. It is one of the leading contenders in that as well.

                      So that is potentially able to move just directly into that manufacturing capability.

Jim Birchenough:      Great. And just on the partnering front, I wanted to get a better sense of, in your partnership discussions, what your sense is of rate limiting steps on the part of partners. Are they waiting for osteosarcoma data, the QCT data on bone quality? Or are they waiting to get a better sense of how to use PREOS in combination with things like disphosphonates?

                      And how much do you need to differentiate your product to get good economic terms beyond just having strong financial leverage?

Hunter Jackson:       Well obviously the more differentiated the product is, the better the terms become, and more importantly, the larger the market becomes.

                      But those kinds of things can be built in to some extent, as contingency events. We don't see, in our partnering discussions, we don't see partners waiting for any particular data set. These things have lots of moving parts to them and they take a long time to bring to fruition.

                      I think if you look at some of the deals that have been done recently with big pharma companies, those deals have been in negotiations well over a year.

                      So I think the timeline is following one that you would expect and doesn't reflect people waiting for a particular class of information. And the people that we talked to I think like the rest of the market, generally expect that the product will be safe and effective. And there's a lot of data to support that expectation.

                      Obviously the carcinogenicity data is of interest, but again can be handled on a contingency basis. And the PaTH data, I think that on a confidential basis, potential partners, serious potential partners can have access to a more complete data set. So I don't think that should hold us up either. But obviously that's one year data. Two year data are of interest, but nobody's waiting for that.

Jim Birchenough:      Okay. And just a final question. I just wanted to get a
                      better sense of what the timelines are between now and a successful merger. What things need to happen and what would be the timelines for those things happening?

Hunter Jackson:       Well we'll be filing the proxy in a few weeks toward the
                      end of March. We would expect the deal to close late May, early June time frame.

Arthur Higgins:       Correct.

Jim Birchenough:      And when would you expect a shareholder meeting to vote,
                      or when would you hold a vote for shareholders of both companies?

Arthur Higgins:       That would be again in late May, early June.

Jim Birchenough:      Okay great. Well thanks for taking the questions.

Hunter Jackson:       Thank you Jim.

Operator:             Your next question comes from Eric Ende with Merrill
                      Lynch.

Eric Ende:            Thanks for taking my question. It's - I have a couple...

Hunter Jackson:       Yes Eric?

Operator:             Eric, your line is open. His line has been disconnected.
                      We'll proceed with the next question from Craig Naude.

Craig Naude:          Thank you gentlemen for taking my question too. I hope I'm not disconnected.

Arthur Higgins:       We hope not Craig.

Craig Naude:          Just following on a little bit from the last question, are there any due diligence issues which still need to be scouted around or are you guys all satisfied that you've crawled all over each other's books sufficiently.

Arthur Higgins:       We have - Craig, I can reassure you, have crawled over
                      each other's books. Our programs, we have spent a very exhaustive process getting here. So we're very comfortable that all the due diligence is completed.

Craig Naude:          Great. And that would mean financial and manufacturing and technical as well, would it?

Arthur Higgins:       Correct.

Craig Naude:          Great. Thanks gentlemen and good luck with the rest of the progress.

Arthur Higgins:       Thanks Craig.

Operator:             Your next question comes from Steve [INAUDIBLE] with White
                      Mountain.

Steve: Thank you. I just - I'm sure you've mentioned this, but I would be grateful. What year are you looking for the combined company to reach...

Arthur Higgins:       Profitability?

Steve:                Excuse me?

Arthur Higgins:       Sorry.

Hunter Jackson:       Profitability?

Steve: Yes, and what level of profitability and at what growth margins are you talking about or have you made public?

Arthur Higgins:       We have made some comment on the fact that we are
                      comfortable we will be profitable by 2006 or before. And the only financial guidance we've given is for 2007 where we've said revenues will be in excess of 500 million and EBITDA will be comfortably in excess of 100 million.

Hunter Jackson:       For more specific guidance, I hope you appreciate needs to await the rationalization of the portfolios and the defining of the precise [INAUDIBLE] in various programs.

Steve: We're just - we're grateful to know whatever your thinking is.

Hunter Jackson:       Thank you.

Steve:                Thank you so much.

Operator:             Your next question comes from Jason Cohen with SunTrust.

[Bert Hazlett]:       Hi. This is [Bert Hazlett] with Jason. How are you today?

Hunter Jackson:       Hi Bert. How are you?

[Bert Hazlett]:       Great. My question has to do with alternative delivery of
                      PTH. I know that FORTEO is delivered with pens currently.
                      And I know you've made some mention briefly about needle-free possibilities with PREOS.

                      Lilly I know is pursuing pulmonary and oral technologies for their product. Can you characterize first of all where you are in your development of alternative deliveries? Is this a priority for you? And are there any particular differences that might make a difference in terms of what may or may not work between the two products?

Hunter Jackson:       Yes in terms of pulmonary, I think that Lilly has
                      abandoned that approach. But with regard to our activities, we are very interested in - I wouldn't say alternative, but additional presentations. Ours is in a - currently in a multi-use pen for subcutaneous injection.

                      I have to say that we are finding a very high compliance rate in our clinical trial. And that's reflected also in the very high re-enrollment rate in our open level extension study where we're seeing greater than 3/4 of the women sign up to what they expect to be another 18 months of therapy. If they have been on drugs, it's only another six months to a 24 month maximum.

                      But I think that's indicative of the value that these patients place on this kind of therapy to their long-term well-being and to the acceptance of the current presentation.

                      But a needle-less presentation of one kind or another, we think is an important alternative to be looking at. For competitive reasons though, I would rather not say exactly which ones we are pursuing or where we are with those. And unfortunately Lilly doesn't share that kind of information with us. And we'd be reluctant to provide it to them.

[Bert Hazlett]:       Fair enough. Thanks.

Operator:             Your next question comes from Jeff Bergman with Milton
                      Partners.

Jeff Bergman:         Yes hi. This follows the due diligence question. But there was some references to 483s in the merger agreement that have issues that are currently outstanding. And I wondered if each company could describe if there are any 483s with issues still outstanding and what, you know, generally they are?

Arthur Higgins:       Jeff, I'm a little - could you just characterize your
                      question a little better?

Jeff Bergman:         Sure. There's a representation in the merger agreement
                      that says a complete an accurate list of 483s with issues currently outstanding have been provided to each company.
                      Whenever I see that I get nervous.

Hunter Jackson:       Oh no, those kinds of things that are still outstanding,
                      you know, for example, the option plans of the combined company, is something that has not been fully resolved.

Arthur Higgins:       In terms of 483s specifically, there are no significant
                      483 observations that would cause any concerns to this combination. As you can appreciate, these are routine things that companies have. I think that - if you have a manufacturing facility and you have regular FDA reviews, it's very unusual to get some observations. This is just the normal course of business.

                      So there's nothing that we would describe as material concerns in terms of the compliance of any aspects of our business whether that's clinical studies or manufacturing.

Hunter Jackson:       Yes, I'm just trying to indicate that there are no
                      material financial or technical issues that we feel are as yet unresolved. And I believe that Arthur's statement indicates that Enzon feels the same way.

Jeff Bergman:         Well right. Of course the 483s are warning letters. And
                      whenever one is issued, it's serious. And so I'm wondering is it Enzon that has a 483? Is it - I mean I know you had one in '99 I think. But I'm pretty sure it's been...

Arthur Higgins:       So we have - observations that would have been made during our more recent FDA - with - sorry - 483s that would be due to our last FDA [INAUDIBLE]. But they are - I would characterize them as minor observations very much in line with what is normal and customary if you have a manufacturing facility.

Hunter Jackson:       And with regard to the specific 483 issues around Enzon's
                      manufacturing facilities, obviously we have looked at those manufacturing operations both with independent consultants and with our inside manufacturing personnel including Steve Parrish our VP of Manufacturing. And we have satisfied ourselves that there is no serious issue going forward and that any of those specific manufacturing problems either have been or can be corrected.

Arthur Higgins:       And again I would be very - I think it's very important
                      Jeff, to characterize these not as manufacturing problems, but observations which again I think it would be very - in today's environment it would be very unusual at any facility by any company who was inspected by the FDA and there weren't some observations - it's almost a [INAUDIBLE] of office.

                      We take them, however, very seriously no matter how minor they are.

Jeff Bergman:         Right, right. Okay, that's good to hear. And then one
                      final question, I noticed that NPS didn't engage their banker until February 12, approximately a week before they signed the merger agreement. Can you tell us why you didn't hire a banker until so late in the process?

Hunter Jackson:       We had a letter agreement with Morgan Stanley that
                      indicated that in anticipation of that, that should we move to - for a conclusion of a merger agreement or similar strategic transaction, that then we would move to finalize the letter agreement that included the terms. So there was a letter of agreement in place, a letter of intent.

Jeff Bergman:         All right, very well. Thank you.

Arthur Higgins:       Thank you.

Operator:             Your next question comes from Eric Ende with Merrill
                      Lynch.

Eric Ende:            Hi. It's Eric Ende. I apologize if these questions are
                      answered. I dropped off for about 5 minutes.

                      On the manufacturing front, you did talk about additional spending that you'll do with this new funding to really improve the process for PREOS. In addition you're going to be transferring the technology to BI to manufacture bulk.

                      I was wondering what some of the FDA risks are there and really what you're going to need to do to make sure that you don't need to conduct additional studies?

Hunter Jackson:       Yes, in terms of that Eric, we don't plan on making
                      changes to the manufacturing process prior to launch that would require additional studies to satisfy the agency.
                      What we're talking about is on a going forward basis, optimizing the value of the product, not only the patient acceptance of the product, but also reducing our cost of the product.

                      Tom Marriott, I don't know if you have anything to add. Unfortunately Steve Parrish, our VP of Manufacturing is not on. But Tom, any further comment on that?

Tom Marriott:         No, I don't have anything else to add to that Hunter.

Eric Ende:            But what about on the BI side when you transfer the
                      technology? It's going to be manufactured in a new plant, right?

Tom Marriott:         It's not manufactured in a new plant Eric. It is a plant
                      that is currently operating and has undergone at least one
                      FDA PLA type inspection. And the product - there is an improved product currently being marketed in that facility in Vienna.

Eric Ende:            Oh no, I understand that. But I guess once the technology
                      is transferred and it starts to be produced in a new plant, you know, obviously there could be changes to the actual environment itself.

Hunter Jackson:       Yes, a different plant. You mean a...

Eric Ende:            A different plant yes, from where it's being produced
                      right now and where the clinical material is being produced, do you see risk in that?

Thomas Marriott:      I don't see significant risk in that because ALX-111 PREOS is a well-characterized molecule without any [INAUDIBLE] molecular disulfide linkages. It has no end stage glycosylation which are the primary things that the regulatory agencies key on with respect to changing the process or moving the process from one scale to a larger scale or from one facility to another facility.

                      Because some of those steps in terms of the end stage glycosylation can be a little sensitive to environments and in the early days of biotech had been difficult to control.

                      We don't have those problems with respect to ALX-111. And so I don't expect to see that kind of an issue.

Arthur Higgins:       Eric, maybe I could help here. Also as part of our due
                      diligence, we did employ an external manufacturing consultant who looked at this whole product transfer. And again, we reassured ourselves that the technical risk was low.

Eric Ende:            That's very helpful. One more question actually, and it
                      has to do with the reasoning behind the merger. It sounds like a good portion of why this merger is being done is really as almost a financing - internal source of funds.

                      I was wondering if as part of your analysis, you looked at other ways of financing NPS's pipeline and how you came to the conclusion that you did? Were there cheaper ways of financing that pipeline?

Hunter Jackson:       Well one other way that we looked at financing the
                      pipeline Eric, we looked at all of our strategic alternatives, acquisitions, mergers, sale of the company.
                      Sale of the company very frankly, the kinds of people who would be interested are exactly the people that we are talking to about marketing partnerships. And we think that that's the better way to build value from that perspective.

                      With regard to going back to the capital market, it is possible that we could continue to finance the company by that route Eric. The problem with that in terms of capturing the maximum value for our shareholders is that, you know, that's typically done a - you know - and as we have always done it and our peers have always done it on a milestone financing kind of sequence going forward.

                      And you just can't build out the business in as an aggressive or confident way knowing that you are always reliant upon the availability of capital and capital at [INAUDIBLE] cost from those markets.

                      So I think that in terms of not only securing the funds, but securing them as rapidly as possible, and it's important to emphasize that point, because in all of these programs, value is deteriorating as time passes. A single year of sales for example of 0600 in Crohn's Disease, now let's say that's $400 million, that $400 million is gone. It can't be tacked on to the back end.

                      So patent life deteriorates, competition gains. All of those things are very time sensitive. And we had to take that into account as we evaluated different financing routes.

Arthur Higgins:       Eric I think maybe because we've had a lot of comments
                      that have been taken out of context over the last week, for example, just for one, synergies, clearly this is a very synergistic combination. And I think the point that Hunter was alluding to in terms of financial was to say even if you ignored these synergies, on a standalone financial assessment, this was an attractive deal from an NPS perspective.

                      But the synergies that we want to again remain, [INAUDIBLE] are the ability to accelerate the pipeline, the ability to derive more volume from partnering and the significant cost avoidance of building our infrastructure that both companies were embarking upon, and then finally the increased capabilities and reduced execution risk.

                      If you add all that up, they are actually in my mind, are significant as the fact that as a standalone financial transaction, this was very attractive from an NPS value creation.

Hunter Jackson:       Yes, the financial aspect was certainly very important.
                      But I also don't want to minimize the other very synergistic aspect of this. For example, as I just mentioned, the manufacturing capability and 0600, that's a tremendous advantage to accelerating that program and maximizing the value retention in that program.

                      And there are a number of aspects in addition to financing. But we think that the financial rationale makes sense too Eric, particularly when you consider time.

Eric Ende:            Okay, thank you.

Arthur Higgins:       Thank you Eric.

David Clark:          Ladies and gentlemen, this is David Clark again. We
                      appreciate your participation on the call today, hope this has been informative. We'll end our session now and look forward again to talking to you in the near future. Thank you very much.

Hunter Jackson:       Thank you all.

Arthur Higgins:       Thank you all.

Operator:             Thank you for participating in today's conference call.
                      You may now disconnect.


                                       END

                                       ***

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
             Of The Private Securities Litigation Reform Act of 1995

         Statements made in this presentation, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements include those regarding the proposed NPS/Enzon merger and the anticipated benefits to the company of the merger, our intent to commercialize small molecules and recombinant proteins as drugs, specifically, our product candidates, PREOS and cinacalcet HCl. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include: the NPS and Enzon businesses may not be integrated successfully; costs related to the proposed merger may be significant and greater than we expect; the NPS or Enzon stockholders may fail to approve the proposed merger; we do not have and may never develop any products that generate revenues; our product candidates may not prove to be safe or efficacious; the FDA may delay approval or may not approve any of our product candidates; current collaborators or partners may not devote adequate resources to the development and commercialization of our licensed drug candidates which would prevent or delay introduction of drug candidates to the market; we may be unable to generate adequate sales and marketing capabilities to effectively market and sell our products; failure to secure adequate manufacturing and storage sources for our products could result in disruption or cessation of our clinical trials and eventual commercialization of such products; and we may not have or be able to secure sufficient capital to fund development and commercialization of our product candidates. All information in this presentation is as of February 27, 2003, and we undertake no duty to update this information. A more complete description of these risks can be found in our filings with the Securities and Exchange Commission, including our Current Report on Form 8-K dated October 29, 2002, our Annual Report on Form 10-K for the year ended December 31, 2001 and in our quarterly report on Form 10-Q for the third quarter of 2002.

                   Additional Information And Where To Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the proposed merger transaction will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.